Exhibit 99.1

Impersonation of the9bit on a Crypto Platform

Singapore, September 23, 2025 — The9 Limited (Nasdaq: NCTY) (“The9”) today announced to the9bit community and the wider public that accounts and token listings on a crypto platform are impersonating the9bit and claiming affiliation with the9bit. These accounts and tokens are unauthorized, fraudulent, and not connected to the9bit in any way.

Please note:

• the9bit has not launched nor endorsed any tokens on any crypto exchange yet.

• Currently any listings, messages, or wallets claiming to represent the9bit are scams.

• Do not interact with, send funds to, or otherwise engage with these impersonating listings.

What the9bit is doing to protect the community:

• the9bit has contacted that crypto platform’s legal team and their support channels to report the impersonation and are actively working with them to determine what actions can be taken to remove the fraudulent listings and prevent further abuse.

• the9bit is monitoring the situation closely and will share updates through the official channels.

How you can help / what to do if you see suspicious activity:

1. Verify any the9bit-related announcement only through our official channel www.the9bit.com.

2. Do not transfer funds, approve contracts, or otherwise engage with that crypto platform listings that claim to be the9bit.

3. Report fraudulent accounts or listings to that crypto platform and to the9bit (through official channels) with screenshots and links where possible.

Your safety and trust are the highest priority. The9bit appreciates the community’s vigilance — together we can reduce harm and hold impersonators accountable.

the9bit, the Web3.5 GameFi platform from The9, has crossed 3 million registered users since launch, marking a rapid climb from 2 million just weeks ago.

According to the $9BIT whitepaper issued by 9BIT Foundation, a private foundation established in Panama. The9 will be distributed 19% of the $9BIT token supply for its contribution to $9BIT ecosystem. According to the whitepaper, $9BIT tokens are expected to be listed on at least one leading crypto exchange before December 31, 2025.

About the9bit

the9bit is a next-generation gaming platform where players can get games including AAA IP console games and mobile titles, complete daily missions, watch ads, post content, and lead communities — all while earning flexible, token-convertible points. It bridges Web2 gaming with Web3 rewards (Web3.5) by auto-generated wallets, local fiat support, optional KYC, and built-in creator tools make it easy for anyone to join. Visit the9bit.com for more information.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.